

Mail Stop 3561

July 22, 2009

<u>Via U.S. Mail</u>

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC
c/o Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, CA 90501

Re: Toyota Auto Finance Receivables LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed July 8, 2009
File No. 333-159170

Dear Ms. Adkins:

We have reviewed your responses to the comments in our letter dated June 8, 2009 and have the following additional comments. The page numbers below correspond to the marked version that counsel provided to us.

<u>General</u>

1. While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

2. Furthermore, please confirm that you will file all agreements in full, including all attachments, exhibits and schedules. We note, for instance that Schedule A to Exhibit 4.4 includes the text "Omitted-- originals on file at the offices of the Seller and the Purchaser." All exhibits must be filed in full, or if redacted, a confidential treatment application must be filed.

Prospectus Supplement

Cover page

3. We note that you name Toyota Auto Finance Receivables LLC as sponsor in footnote 2 to the column titled "Proceeds to Sponsor." Please revise or advise.

Sponsor, Administrator and Servicer, page S-9

4. We note your response to prior comment 12 and reissue in part. Please add bracketed language in the summary regarding any servicers contemplated pursuant to Item 1108(a)(2) of Regulation AB.

Receivables Pool, page S-42

5. We note your response to prior comment 15 regarding amortization periods. Please revise to add tabular disclosure to reflect the original number of scheduled payments.

Certain Risks Associated with TALF, page S-25

6. We note your response to prior comment 10 and your disclosure in the first full paragraph on page S-26 regarding the risk of loss with respect to a TALF loan. Please revise to clarify that the loans are non-recourse, and further discuss any risks associated with the FRBNY enforcing its rights in the collateral.

Base Prospectus

TMCC Demand Notes, page 65

7. While we note your response to prior comments 28 and 29, please provide us with additional legal analysis regarding the following:

- Explain how the offer and sale of the demand notes from TMCC to the issuing entity would be exempt from registration under the Securities Act. We note your response that TMCC demand notes are eligible investments. Regulation AB does not limit the type of eligible investments, as long as the assets meet the general principle that they are a discrete pool of financial assets that by their terms convert into cash within a finite period of time. See Section III.A.2. of the adopting release (SEC Release No. 33-8518). All eligible investments in securities, however, must be registered or exempt under the Securities Act. Please provide citations to the appropriate section(s) of the Securities Act and the corresponding rule(s), if applicable.

- Explain why the TMCC demand note would not be part of the asset pool. In your analysis, consider Sections III.A.2. and III.A.6. of the Regulation AB adopting release. One of the basic premises underlying ABS offerings is that an investor is buying participation in the assets. According to your disclosure, proceeds will be invested in the TMCC demand note in order to better match interest and principal payments due on your securities. Considering that all funds will be invested in the TMCC demand notes, it appears that investors in your securities would also be buying a participation in the TMCC demand notes.

- Explain to us why concurrent registration of the TMCC demand notes would not be required. We note your response that the principal amount of the demand notes will be zero on the closing date and will increase only as cash is invested by in the demand note. Section III.A.6. of the Regulation AB adopting release, however, also states that the nature of the distribution, not the concentration of the pool is the important factor in determining whether concurrent registration is required.

- Clarify whether an investment in a TMCC demand note would be contemplated only at the time of issuance of your securities. If not, provide your analysis as to how the decision to invest in a TMCC demand note at a later date would be consistent with the discrete pool requirement of an asset backed security.

Alternatively, confirm that you will comply with all of the requirements of Rule 190(b), revise your registration statement accordingly, and corresponding changes to the plan of distribution and underwriting sections, as applicable.

Exhibit 5.1

8. We note that your opinion is limited to the General Corporation Law of the State of Delaware. Your opinion should not be limited to a closed-universe of statutory law. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Matthew Spitzer at (202) 551-3227. If you need further assistance, you may contact me at (202) 551-3313.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Reed Auerbach, Esq.
       Via Facsimile (917) 777-4299